UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15047147

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 49186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brinson Patrick Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Columbus Circle, 15th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Wyche 212-453-5000
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Wyche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brinson Patrick Securities Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Subscribed and sworn to (or affirmed) before me on this 24th day of February 2015 by Todd Wyche proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Signature

CEO
Title

[signature]
Notary Public

KAREN L HAMLIN
Notary Public - State of New York
NO. 01HA6194340
Qualified In Queens County
My Commission Expires 9/29/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brinson Patrick Securities Corporation
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2014

Public

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Brinson Patrick Securities Corporation:

We have audited the accompanying statement of financial condition of Brinson Patrick Securities Corporation ("the Company") as of December 31, 2014, and the related notes (the "financial statements"). These financial statements are the responsibility of Brinson Patrick Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brinson Patrick Securities Corporation as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 26, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
Los Angeles New York Oakland

Brinson Patrick Securities Corporation
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	5,017
Related party receivable		175,388
Prepaid expenses and deposits		21,535
Property and equipment		13,913
Total assets	$	215,853

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	31,442
Lines of credit		260,883
Total liabilities		292,325

Stockholders' equity

Common stock, no par value, 200 shares authorized, 77 shares issued and outstanding		156,795
Additional paid-in capital		2,998,449
Accumulated deficit		(3,231,716)
Total stockholders' equity		(76,472)
Total liabilities and stockholders' equity	$	215,853

The accompanying notes are an integral part of these financial statements.

Brinson Patrick Securities Corporation
Notes to Financial Statements
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Brinson Patrick Securities Corporation (the "Company") was incorporated in the State of New York on February 8, 1996. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that trades securities on behalf of its clients.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Computer and equipment	$ 91,246	5
Furniture & fixtures	2,522	7
Total cost of property and equipment	93,768	
Less: accumulated depreciation	(79,855)	
Property and equipment, net	$ 13,913	

Note 4: NET CAPITAL DEFICIENCY AND SUSPENSION OF SECURITIES OPERATIONS

On June 26, 2013, the Company notified the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission of a Net Capital deficiency that the Company determined existed since April 30, 2013. Pursuant to FINRA Rule 4110, the Company suspended its securities business until March 21, 2014 when it regained net capital compliance. At that time, certain creditors of the Company released the Company from certain debt obligations that were personally assumed by the majority shareholder of the Company.

On September 23, 2014, the Company notified FINRA and the Securities Exchange Commission of a Net Capital deficiency that the Company determined existed since September 10, 2014. Pursuant to FINRA Rule 4110, the Company has suspended all securities operations until such time it is in compliance with the net capital requirements of SEA Rule 15c3-1. The Company is actively pursuing capital resources that will allow the firm to resume operations.

Note 5: STOCKHOLDERS' EQUITY – ADDITIONAL SHARES ISSUED

During the year ended December 31, 2014, the Company issued an additional five (5) shares of unrestricted common stock to its principal shareholder and another twelve (12) shares of restricted common stock to another shareholder. All such shares are reflected as issued and outstanding on the accompanying Statement of Financial Condition.

Note 6: RELATED PARTY RECEIVABLE

As of December 31, 2014, the Company is carrying a balance due from its principal shareholder in the amount of $175,388. These funds are being treated as a related party receivable, rather than as a withdrawal of capital. It is the principal's intent to repay the non interest bearing loan in order to restore the Company to a positive net capital position and resume normal brokerage activities.

Note 7: LICENSING AGREEMENT

Effective in August 2013 the Company entered into a Licensing arrangement with another broker dealer, Meyers & Associates ("Meyers"). Under this agreement, the Company licenses to Meyers the non-exclusive rights to the Company's trade and service marks. In addition, Meyers formed a division utilizing the Company's name, operating out of a separate branch office managed and supervised by the majority shareholder of the Company ("Independent Contractor"). The latter is subject to a separate agreement between Meyers and the Independent Contractor.

Note 8: LINE OF CREDIT

The Company has entered into a line of credit arrangement with the M&T Bank, which carries a maximum possible balance of $200,000. The loan has a variable interest rate that is 1/2% higher than the bank's prime lending rate. The loan's interest rate as of the date of the financial statements is 5.7%. As of the date of the financial statements, the Company has drawn down $189,235 of the available line of credit.

The Company also maintains a second line of credit with JP Morgan Chase Bank for $75,000 to serve as an available source of funds to meet additional clearing broker deposit requirements and for potential working capital needs. Interest is accrued at the bank's prime rate. The line calls for an annual continuance fee of $750. As of December 31, 2014, $71,648 had been drawn on this line of credit.

Note 9: OCCUPANCY

The Company currently maintains office space in New York City under an Office Service Agreement effective December 1, 2013 and expiring December 31, 2014.

The Company signed a new office space agreement on December 22, 2014 with an initial term that expires March 31, 2015. The office service agreement covering Newport Beach, California office space expired on March 31, 2014 and was not extended or renewed.

Note 10: PROFIT SHARING PLAN

The Company has an employee benefit plan ("Plan") under Section 401 (k) of the Internal Revenue Code ("Code") that was terminated in 2014.

Note 11: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

Other than mentioned above in Note 7, the Company has issued no guarantees at December 31, 2014 or during the year then ended.

Note 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had a deficit of net capital of $(306,796) which was $(287,308) less than its required net capital of $19,373; and the Company's ratio of aggregate indebtedness $292,395 to net capital was N/A to 1, which is less than the 15 to 1 maximum allowed.